FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

VIZSLA RESOURCES CORP.
Suite 1001, 1030 West Georgia Street
Vancouver, BC V6E 3B9

Item 2.	Date of Material Change

June 18, 2020

Item 3.	News Release

The news release was issued on June 18, 2020 and was disseminated by The Newswire and filed on SEDAR.

Item 4.	Summary of Material Change

Vancouver, British Columbia (June 18, 2020) - Vizsla Resources Corp. (TSX-V: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") announced today that it has completed its previously announced bought deal prospectus offering of 10,752,500 common shares of the Company (the "Common Shares") at a price of C$0.43 per Common Share for aggregate gross proceeds of C$4,623,575, which includes the exercise in full of the underwriter's over-allotment option for 1,402,500 Common Shares (the "Offering").

Item 5.	Full Description of Material Change

The Company has completed its previously announced bought deal prospectus offering of 10,752,500 common shares of the Company (the "Common Shares") at a price of C$0.43 per Common Share for aggregate gross proceeds of C$4,623,575, which includes the exercise in full of the underwriter's over-allotment option for 1,402,500 Common Shares (the "Offering").

The Offering was conducted by Canaccord Genuity Corp., as underwriter (the "Underwriter"). In consideration for the services provided by the Underwriter in connection with the Offering, on closing the Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Offering and issued broker warrants of the Company to the Underwriter, exercisable at any time on or before June 18, 2022, to acquire that number of common shares of the Company which is equal to 6% of the number of Common Shares sold under the Offering at an exercise price of C$0.43.

The Offering was completed pursuant to a short form prospectus dated June 15, 2020 in the provinces of British Columbia, Alberta and Ontario, in the United States on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and applicable state securities laws and other jurisdictions outside of Canada and the United States on an exempt basis. The Offering remains subject to the final approval of the TSX Venture Exchange.

The Company intends to use the net proceeds of the Offering to advance the Panuco project, as well as for working capital and general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been, nor will they be, registered under the U.S. Securities Act or under any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5 hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Michael Konnert Chief Executive Officer and President

Item 9.	Date of Report

June 18, 2020